December 21, 2006

Mail Stop 0306
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Kate Tillan; Martin James

Re:          Cardima, Inc.
Form 10-K for the Fiscal Year ended December 31, 2005
Filed May 5, 2006
Form 10-QSB for the Quarterly Period ended June 30, 2006
File No. 000-22419

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of October 18, 2006 relating to the Form 10-K for the fiscal year ended December 31, 2005 and the Form 10-QSB for the quarterly period ended June 30, 2006 of Cardima, Inc. (“Cardima” or the "Company"). On behalf of the Company, we respond as follows:

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page F-30

1.	As previously requested in comment 1 of our September 1, 2006 letter, please revise to disclose in greater detail the underlying nature of the material weaknesses you are identifying.

Response:

A proposed revision to the Controls and Procedures disclosure is attached hereto as Exhibit A.

Financial Statements, page F-1

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-8

- Reclassification of Previously Reported Financial Results, page F-8

2.	As previously requested in comment 2 of our September 1, 2006 letter, please respond to the following:

Describe to us the circumstances which resulted in you initially recording the impairment losses, and discuss your reasons for subsequently reversing them.

Tell us how your accounting complies with paragraph 15 of SFAS 144, which indicates that when you record an impairment loss, the adjusted carrying amount of the long-lived asset becomes its new cost basis and that restoration of a previously recognized impairment loss is prohibited.

Response:

The Company and its auditor have advised us that the original entry was not in accordance with GAAP, and that this was a correction of an accounting error and a misapplication of GAAP. Further, the facts and circumstances are that the expected cash flow, as distinguished from revenue, was still sufficient to justify sustaining the remaining net book value of the equipment. In contrast, the FASB prohibition regarding the restoration of a previously recognized impairment loss speaks to reversing an impairment because circumstances change, which is based on a change in an estimate, which is not the case in this instance.

Specifically, the impairment loss that was established was not in accordance with FASB 144 for determining the amount of the impairment. Rather, the impairment was originally established as an approximate adjustment to net book value of the fixed assets and the inventory, an asset not subject to FASB 144 adjustment.

As a result, the Company and its auditor believe that it was appropriate to reverse the impairment losses.

3.
As previously requested in comment 3 of our September 1, 2006 letter, please revise to provide all disclosures required by paragraphs 37 and 39 of APB 20. In addition, revise to clearly label the respective columns as “restated”.

Response:

A proposed revision to Note 1 is attached hereto as Exhibit B.

Note 3. Short-Term Credit Obligations, page F-15

4.
Please refer to your response 2 from your October 13, 2006 letter and prior comment 4 from our September 1, 2006 letter. Please tell us and revise this note to disclose the material terms of the notes payable to Apix International. Disclose the following:

•	the interest rate and any conditions that could result in adjustments to that rate,
•	the term or maturity date of the note, and
•	the method used to amortize the loan fees over the life of the loan.

Your response indicates that you use the straight-line method to amortize the loan fees. Please revise so that the fees are amortized using the effective interest rate method consistent with paragraph 16 of APB 12, or advise us why the current accounting complies with U.S. GAAP.

Response:

The material terms of the notes payable to Apix International are as follows:

•	Interest Rate: 10% per annum
•	Maturity Date: February 28, 2006
•
Amortization Method: The Company charged $5,150 per day, which approximates the interest rate method. The Company and its auditors have concluded that any differences among reporting periods were not material. The total difference over the six month life of the note was zero.

A proposed revision to Note 3 and a schedule in support of bullet point 3, above, is attached hereto as Exhibit C.

5.
Please refer to prior comment 5 of our September 1, 2006 letter. Please disclose how you allocated the proceeds of the hybrid instrument between the debt host and freestanding warrant. We note your response 2 in your letter dated October 13, 2006. Please tell us and disclose how you accounted for the excess of the fair value of the warrants of $3 million over the proceeds of the debt of $2,690,000 at the date of issuance.

Response:

The Company and its auditor have advised us that bifurcation was necessary. The Company used the Black-Scholes method to value the warrants, and the remainder was allocated to the debt host.

The debt, including the transaction fees payable at maturity, was $4,035,000 and the fair value of the warrants was $3,000,000. Accordingly, there was no excess.

Note 4. Stockholder’s Equity, page F-21

6.
As previously requested in comment 6 of our September 1, 2006 letter, please tell us and revise to disclose the method and significant assumptions used to value the warrants issued as part of your loan agreements with Apix International.

Response:

The Company and its auditor have advised us that the Black-Scholes method was used to value the warrants. The assumptions used are as follows:

•	Life: 10 years, which is the full length of the contract;
•	Risk Free Interest: 3.96;
•	Volatility: 1.2358 using the ‘annualized standard deviation of returns’ method;
•	Strike price: $.10 from agreement.

A proposed addition to Note 4 is attached hereto as Exhibit D.

7.
As previously requested in comment 7 of our September 1, 2006 letter, please tell us if you intended to say that because you have recorded the warrants as liabilities, then any benefits to the holder resulting from the increase in common stock prices above $0.10 will be reflected in the value of the liabilities and will be recorded as an expense on the statement of operations. If so, please revise to clarify the disclosure. Otherwise, please advise us.

Response:

A proposed addition to Note 4 which clarifies the disclosure is attached hereto as Exhibit D.

8.
As previously requested in comment 8 of our September 1, 2006 letter, please confirm that you have analyzed the terms of the warrants to determine whether they meet the definition of a derivative under paragraphs 6-9 of SFAS 133, whether they met the scope exception in paragraph 11 of SFAS 133, and, if not, evaluate them further under paragraphs 12-32 of EITF 00-19 to determine whether the instruments should be accounted for as a liability or an equity instrument. Please confirm that you have appropriately analyzed all warrants and registration rights agreements when considering the appropriate classification and accounting for your warrants, or advise us. Please see the December 1, 2005 “Current Accounting and Disclosure Issues in the Division of Corporation Finance.”

Response:

The Company confirms that the terms of the warrants have been analyzed to determine whether they meet the definition of a derivative under paragraphs 6-9 of SFAS 133 and whether they met the scope exception in paragraph 11 of SFAS 133, and that the warrants were determined to be a derivative in accordance with such definitions and not subject to the exception in paragraph 11 of SFAS 133. The Company has further determined that the warrant issued to Apix is a liability instrument pursuant to EITF 00-19.

In addition, the Company confirms that it has appropriately analyzed all warrants and registration rights agreements when considering the appropriate classification and accounting for the warrants.

9.	Please refer to your response 1 in your letter dated October 13, 2006. Please respond to the following:

a)	Tell us the method and significant assumptions used to determine the fair value of the warrants for purposes of calculating the impact of the restatement.
b)
Tell us and disclose your accounting policy with respect to how you treat registration rights agreements. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions, which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.

c)	Tell us whether you applied your accounting policy with respect to the registration rights consistently in all periods presented in your financial statements.
d)	If material, please revise your financial statements to account for the warrants as liabilities.

Response:

The Company and its auditor have advised us as follows:

a) The Black-Scholes method was used to determine the fair value of the warrants for purposes of calculating the impact of the restatement. The assumptions used are as follows:

•	Life: Ten years;
•	Risk Free Interest: Treasury rate for applicable period;
•	Volatility: computed at the issue date using the “annualized standard deviation of returns” method;
•	Strike price of 2002 warrants: $0.8245;
•	Strike price of 2003 warrants: $0.8245;
•	Strike price of 2004 warrants: $0.4295.

b)	The Company did not consider EITF 05-04 prior to the consensus date in 2005. Since that
Date, the Company has considered the EITF.

c)  The Company and its auditor have advised that the Company applied its accounting policy with respect to the registration rights consistently in all periods presented in the Company’s financial statements. The Company notes that it maintains that the December 2002/January 2003 warrants differ from warrants with absolute registration rights. These warrants contained a penalty for late registration and a requirement to maintain effectiveness until the underlying shares are sold by the investors or until the shares could be freely traded without volume restrictions, or two years from issuance. The Company further maintains that the penalties for late/non-registration (1-1/2% per month, maximum of 24 months) approximated the return that would be desired by an investor if his shares were temporarily not readily tradable. However, this penalty would not cause the Company to seek to refinance or pay off the penalty if it could not register the shares timely. Finally, although this viewpoint is not specifically expressed in EITF 00-19, the Company maintains it was common practice at that time.

d)  The Company believes that the differences, if any, would (i) be immaterial, and (ii) decrease the loss and therefore be misleading.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Financial Statements, page 3

Note 3. Debt Financing Transactions, page 9

10.
As previously requested in comment 9 of our September 1, 2006 letter, please revise the filing to clearly disclose all the material terms of the Apix convertible note and warrants, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and any conditions that may result in adjustments to that rate, any conditions under which you or the holder may accelerate payment of the notes, the interest rate and the conditions that result in adjustments to that rate. Likewise, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would be required to pay liquidated damages.

Response:

A proposed revision to Note 3 is attached hereto as Exhibit E.

11.
As previously requested in comment 10 of our September 1, 2006 letter, please revise the financial statements to describe clearly how you have accounted for the Apix convertible note and warrants, including any related discounts and any embedded derivatives requiring bifurcation pursuant to SFAS 133.

Response:

Please refer to the proposed revision to Note 3 attached hereto as Exhibit E.

12.
As previously requested in comment 11 of our September 1, 2006 letter, please tell us how you considered the guidance in EITF 96-19 in accounting for the debt modification and the conclusions you reached.

Response:

EITF 96-19 requires that the Company compare the present value of the debt after modification with the debt as originally issued to determine whether the cash flow change exceeded 10% of the original estimated cash flow. The modification included a change in the warrant strike price and an extension of the due date. The warrant modification does not affect cash flow, only bifurcation of the debt.

In addition, the Company has determined that maturity affects cash flow. The Company considered that the stated maturity extension was 92 days at 10% per annum. The resulting change in present value cash flow was less than 10%. The Company believed that the debt will be paid or further modified prior to February 14, 2006. The Company is still operating without a second extension of the maturity date. For the foregoing reasons, the Company did not believe that it was appropriate to account for the modification under paragraph 16 of statement 125.

13.
As previously requested in comment 12 of our September 1, 2006 letter, please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the various features of the Apix convertible note, including for example, the conversion feature, are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. In this regard, discuss your conclusion on whether the note meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19.

Response:

The Company and its auditor have provided the following analysis under paragraphs 12-32 of EITF 00-19:

•
Pursuant to paragraph 12 of EITF 00-19, contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company. Cardima’s contract with Apix contained warrants with registration rights, as well as a requirement to register the warrants within a fixed period. Cardima did not have sufficient registered shares at the contract date to cover the warrants. As such, Cardima considered this to require “net cash settlement”.

•
Pursuant to paragraph 13 of EITF 00-19, certain conditions must be met for a contract to be classified as equity. Cardima considered these conditions and determined that the contract should not be classified as equity.

•
Pursuant to paragraph 14 of EITF 00-19, the events or actions necessary to deliver registered shares are not controlled by a company. The requirements to register the Apix shares were controlled by the contract and the exercise of the warrants was solely at the discretion of the holder.

•
Pursuant to paragraph 15 of EITF 00-19, a contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using "commercially reasonable means." The Apix shares were required to be registered and the conversion price was fixed.

•
Pursuant to paragraph 16 of EITF 00-19, if a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. The Apix contract did not explicitly contain a penalty.

•
Pursuant to paragraph 17 of EITF 00-19, if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Apix’s exit strategy and profit relative to risk comes from exercise of the warrants and sale of the registered shares. It is unlikely that nonperformance would be an acceptable alternative.

•
Pursuant to paragraph 18 of EITF 00-19, if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met. Cardima did not have sufficient shares at the contract date to meet the registered share requirement of the contract.

•
Pursuant to paragraph 19 of EITF 00-19, if a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Cardima had sufficient authorized shares at the contract date to meet the requirement for authorized shares.

•
Pursuant to paragraph 20 of EITF 00-19, if the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and un-issued shares and, therefore, net-share settlement is not within the control of the company. The number of shares required to satisfy the Apix warrants was fixed.

•
Pursuant to paragraph 21 of EITF 00-19, the number of shares that could be required is indeterminate but the contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number. The number of shares required to satisfy the Apix warrants was fixed.

•
Pursuant to paragraph 22 of EITF 00-19, the contract structure includes a cap on the number of shares that must be delivered upon net share settlement but also provides any excess of that capped amount may be delivered to the counterparty in cash or by delivery of shares (at the company's option) when authorized, unissued shares become available. In Cardima’s case, the number of shares required to satisfy the Apix warrants was fixed, and Cardima had sufficient authorized shares at the contract date to meet the requirement for authorized shares.

•
Pursuant to paragraph 23 of EITF 00-19, use of a company's best efforts to obtain sufficient authorized shares to settle the contract is within a company's control. If the contract provides that the number of shares required to settle the excess obligation is fixed on the date that net-share settlement of the contract occurs, the excess shares need not be considered when determining whether a company has sufficient, authorized, unissued shares to net-share settle the contract. Cardima had sufficient authorized shares at the contract date to meet the requirement for authorized shares.

•
Pursuant to paragraph 24 of EITF 00-19, if a pre-September 20, 2000 contract is outstanding at the date a company enters into a new contract subject to EITF 00-19, the company could be precluded from concluding that it has sufficient shares authorized and unissued to net-share settle the new contract as a result of the absence of a cap in the preexisting contract. At the time Cardima entered into the loan agreement with Apix, Cardima did not have any outstanding contracts dated prior to September 20, 2000.

•
Pursuant to paragraph 25 of EITF 00-19, if a contract permits share settlement but requires net-cash settlement in the event that a company does not make timely filings with the SEC, that contract must be classified as an asset or a liability. Cardima’s contract with Apix does not explicitly state that it requires net-cash settlement in the event that Cardima does not make timely filings with the SEC.

•
Pursuant to paragraph 26 of EITF 00-19, a top-off or make-whole provision would not preclude equity classification. If those conditions are not met, equity classification would be precluded. There is no top-off provision in Cardima’s contract with Apix.

•
Pursuant to paragraph 27 of EITF 00-19, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded. Cardima’s loan agreement with Apix contains a negative covenant which states that Cardima shall not, without the prior written consent of Apix, enter into an agreement to dispose of all or substantially all of its assets if the agreement does not provide for immediate payment of all of the obligations outstanding under the Loan Agreement with Apix.

•
Pursuant to paragraph 28 of EITF 00-19, a contract provision requiring net-cash settlement in the event of nationalization does not preclude equity classification of the contract. Cardima’s agreement with Apix does not contain a nationalization provision.

•
Pursuant to paragraph 29 of EITF 00-19, in order to be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company's bankruptcy. Cardima’s loan agreement with Apix includes a net cash settlement bankruptcy rights provision.

•
Pursuant to paragraph 30 of EITF 00-19, if the contract requires that the company (debtor) pay cash to settle the contract, the company could not be required to do so in bankruptcy. Cardima’s loan agreement with Apix includes a net cash settlement bankruptcy rights provision.

•
Pursuant to paragraph 31 of EITF 00-19, a contract provision requiring net-cash settlement in the event of bankruptcy would not preclude equity classification if it can be demonstrated that, notwithstanding the contract provisions, the counterparty's claims in bankruptcy proceedings in respect of the company could be net-share settled or would rank no higher than the claims of the holders of the stock underlying the contract. Determination of the status of a claim in bankruptcy is a legal determination. Cardima’s agreement with Apix includes a net cash settlement bankruptcy rights provision. Additionally, the Apix note is secured by all of the assets of the company which Cardima considers to be a “blanket lien”. Nonetheless, it is understood that determination of the status of a claim in bankruptcy is a legal determination. If the lien were affirmed, the Apix warrants would rank higher than the claims of the holders of the stock underlying the contract.

9

•
Pursuant to paragraph 32 of EITF 00-19, a requirement to post collateral of any kind (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of a contract. Cardima’s loan agreement with Apix is secured by a first priority security interest in all of Cardima’s assets and intellectual property.

Conclusion: The Apix loan does not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 because Cardima did not meet either the “delivery of registered shares are controlled by a company” or the “ability to deliver unregistered shares” tests set forth in EITF 00-19. Therefore, Cardima determined that the warrants required net cash settlement.

14.
As previously requested in comment 13 of our September 1, 2006 letter, please revise the Critical Accounting Estimates section of MD&A to disclose the methodology and significant estimates used to value any of instruments you carry at fair value.

Response:

A proposed revision to the Critical Accounting Estimates section of MD&A is attached hereto as Exhibit F.

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.

Very Truly Yours,

Richard A. Friedman

EXHIBIT A

ITEM 3. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

We maintain "disclosure controls and procedures," as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. This conclusion is based on the following developments:

o The Company did not maintain effective controls over the review of existing agreements for both account receivables and account payables at the end of each reporting period;
o The Company did not maintain effective controls over the documentation, review and processing of liability recognition at the end of the accounting period;
o The Company did not maintain effective controls over the evaluation of the accounting and reporting of assets impairment;
o The Company did not maintain effective controls over the review and update of its inventory cost accounting system;
o The existence of comments issued by the reviewing staff of the Securities and Exchange Commission relating to disclosure and classification issues in the Company's Annual and Periodic filings, which comments have not been fully resolved.

Notwithstanding the foregoing, as previously disclosed, the Company has taken the following steps to improve its disclosure controls and procedures:

o In October, 2005, the Company hired Chris Mak to serve as its new Controller;

o In October, 2005, the Company hired Jim Pardee to serve as a finance and accounting consultant.

While management believes progress has been made with respect to these issues, it nevertheless believes that there continues to exist material weakness in this area. We believe additional progress in this area will continue.

In addition, the Company has adopted a procedure, not implemented yet, to ensure that new accounting standards are reviewed and applied correctly. Under this procedure, the Company's Controller will monitor the release of new accounting standards. Once the Controller becomes aware of a new accounting standard, he will present the new standard to members of the Audit Committee and schedule a meeting with members of the Audit Committee to discuss the application of the new standard to the Company. Thereafter, once a determination concerning the application of a new standard has been made, the Company will present its determination to its auditor for review and comment.

(b) Limitations on Effectiveness of Disclosure Controls and Procedures.

Disclosure controls and procedures cannot provide absolute assurance of achieving financial reporting objectives because of their inherent limitations. Disclosure controls and procedures is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Disclosure controls and procedures also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by disclosure controls and procedures. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

EXHIBIT B

CARDIMA, INC.
STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Three months ended		Three months ended	Three months ended		Three months ended	Three months ended		Three months ended
	31-Mar-05		31-Mar-05	30-Jun-05		30-Jun-05	30-Sep-05	Adjustments	30-Sep-05
	As originally filed	Adjustments DR/(CR)	As restated	As originally filed	Adjustments DR/(CR)	As restated	As originally filed	DR/(CR)	As restated

Net sales	555		555	510		510	346		346
Cost of goods sold	444	21	465	611	16	627	483	16	499
Gross margin	111	21	90	(101)	16	(117)	(137)	16	(153)

Operating expenses:
Research and development	642	14	656	758	11	769	198	11	209
Selling, general and administrative	1,697	23	1,720	1,319	14	1,333	613	8	621
Impairment of assets	358	(358)	0	46	(46)	0	0		0
Impairment of inventory				133		133	0		0
Total operating expenses	2,697	(321)	2,376	2,256	(21)	2,235	811	19	830

Operating loss	(2,586)	(300)	(2,286)	(2,357)	(5)	(2,352)	(948)	35	(983)

Interest and other income	259		259	4		4	604		604
Interest expense	(2)		(2)	(497)		(497)	(785)		(785)
Non-cash expense	—		0	0		0	0		0
Net loss	(2,329)	(300)	(2,029)	(2,850)	(5)	(2,845)	(1,129)	35	(1,164)

Basic and diluted net loss per share	(0.02)		(0.02)	(0.03)		(0.03)	(0.01)		(0.01)
Shares used in computing basic and diluted net loss per share	101,391		101,391	101,438		101,438	101,440		101,440

Cumulative effect of the change that was included in net income		(300)			(305)			(270)
Cumulative effect of the change per share		(0.00)			(0.00)			(0.00)

EXHIBIT C

3. Short-Term Credit Obligations

The Company had the following short-term credit obligations outstanding:

December 31, 2005
(In Thousands)

Apix Loan Principal	$2,700
Apix Loan Fees	1,035
Apix Loan Accrued Interest	70
Less: Apix Notes Discount	(962)
Subtotal: Apix Notes Payable	$2,843
Insurance Financing	47
Total: Short-Term Obligations	$2,890

The Company entered into a $3,000,000 loan agreement with Apix International Limited (Apix) in August 2005. As of December 31, 2005, the balance of the notes payable to Apix was in the amount of $2,843,000 which includes $2,700,000 cash proceeds from Apix, $1,035,000 loan fees, $70,000 accrued interest and an offsetting $962,000 notes discount due to the granting of the 30,000,000 warrant shares to Apix. The principal, fees, and interest at 10% per annum were payable on the maturity date which was February 28, 2006. After the maturity date, or upon the occurrence and during the continuance of any Event of Default, the interest rate would be 18% per annum. Prepayment of all or any part of the loan obligations is allowable without any prepayment penalty or premium, at any time upon not less than ten days prior written notice to Apix.

In connection with the August 2005 Apix financing, the Company issued warrants to purchase 30,000,000 shares of Common Stock for $0.10 per share. These warrants, with the registration rights requirement, were determined to be a bifurcatable liability associated with the debt under EITF 00-19. These warrants expire in 2015 and have been valued using the Black-Scholes pricing model. The Company is required to mark these warrants to fair value in subsequent periods, with changes in the fair value recognized in current earnings under “other income (expense)” in the statement of operations. During fiscal 2005, the Company recorded $1,800,000 to other income related to changes in fair value of these warrants. The valuation of the warrant was further discussed at Note 4.

The Apix original loan fees of $1,035,000 were amortized over the six months life of the loan at $5,150 per day, which approximated the interest rate method as disclosed in the following schedule:

	Total Fees	Interest Charged	Interest Method	Difference

August 2005	$1,035,000

Q3 2005		$257,462	$254,115	$3,347
Q4 2005		$473,731	$517,463	$(43,732)
Balance as of December 31, 2005		$731,193	$771,578	$(40,385)

Q1 2006		$303,807	$263,422	$40,385
Balance as of February 28, 2006		$1,035,000	$1,035,000	$-

The agreement also provided a conversion option whereby Apix might elect to receive as payment for all or any portion of the accrued interest and fees that number of shares of the Company’s common stock as was determined by dividing such amount of accrued interest and/or fees by the conversion price of $0.10 per share. The conversion price was subject to adjustment to reflect subsequent stock dividends, stock splits, combinations or re-capitalizations.

In addition, the Company was required to file with the United States Securities and Exchange Commission: (i) a registration statement to register all of the shares of Common Stock issued or issuable with respect to the 30,000,000 warrants by September 30, 2005; (ii) a registration statement to register all of the shares of Common Stock issued to Apix in connection with the exercise of the conversion option, if so exercised, by the earlier of (a) the maturity date or (b) the date that was thirty days after Apix delivered to the Company such notice of exercise of its conversion option. As of December 31, 2005, the registration statement had not been filed due to administrative error and it was subsequently extended with Apix February 2006 financing arrangement to May 31, 2006.

At February 14, 2006, with its inability to meet the pending loan maturity date and the status of the registration statement as noted above, the Company and Apix amended the original $3,000,000 loan agreement to: (i) extend the maturity date to May 18, 2006 with interest accruing at 10% per annum, (ii) increase the facility fee and the exit fee to $80,000 and $1,300,000, respectively, (iii) adjust the exercise price of the original 30,000,000 warrants from $0.10 to $0.06, and (iv) grant an additional 20,000,000 warrants with an exercise price of $0.06 with a ten year life term.

In addition, the Company and Apix entered into a new loan agreement with maturity date of May 18, 2006 to: (i) extend an additional $660,000 facility with interest accruing at 10% per annum, (ii) increase exit fee by $260,000, (iii) grant additional 11,800,000 warrants with an exercise price of $0.06 with a ten year life term.

The Company had an insurance-related financing debt of $47,000 as of December 31, 2005, payable in three remaining monthly payments of $15,825 each at an annual interest rate of 10%.

EXHIBIT D

The August 2005 warrants were valued at inception and revalued at the balance sheet date (December 31, 2005). These warrants have been valued using the Black-Scholes pricing model with the following assumptions: (a) strike price of $0.10, (b) contract life of 10 years, (c) risk-free interest rate, and (d) volatility using the annualized standard deviation of returns method. The Company has classified the warrants as a liability due to terms of the warrant agreement. The Company is required to mark these warrants to fair value I subsequent periods, with changes in the fair value recognized in current earnings under “other income (expense)” in the statement of operations. The change in the fair value of the August 2005 warrants on the two valuation dates were recorded as other income of $1,800,000 for the year ended December 31, 2005. As the registration was not yet declared effective by December 31, 2005, the $1,200,000 fair value of August 2005 warrants is reported on the balance sheet as warrant liability at December 31, 2005.

EXHIBIT E

3. DEBT FINANCING TRANSACTIONS
In August 2005, the Company entered into a $3,000,000 Secured Loan Agreement with Apix International Limited (Apix), which has been fully funded. The principal, fees, and unpaid interest were payable at 10% per annum on the maturity date which was February 28, 2006. After the maturity date, or upon the occurrence and during the continuance of any Event of Default, the interest rate would be 18% per annum. Prepayment of all or any part of the loan obligations is allowable without any prepayment penalty or premium, at any time upon not less than ten days prior written notice to Apix.

In connection with the August 2005 Apix financing, the Company issued warrants to purchase 30,000,000 shares of Common Stock for $0.10 per share. These warrants, with the registration rights requirement, were determined to be a bifurcatable liability associated with the debt under EITF 00-19. These warrants expire in 2015 and have been valued using the Black-Scholes pricing model. The Company is required to mark these warrants to fair value in subsequent periods, with changes in the fair value recognized in current earnings under “other income (expense)” in the statement of operations.

The agreement also provided a conversion option whereby Apix might elect to receive as payment for all or any portion of the accrued interest and fees that number of shares of the Company’s common stock as was determined by dividing such amount of accrued interest and/or fees by the conversion price of $0.10 per share. The conversion price was subject to adjustment to reflect subsequent stock dividends, stock splits, combinations or re-capitalizations.

In addition, the Company was required to file with the United States Securities and Exchange Commission: (i) a registration statement to register all of the shares of Common Stock issued or issuable with respect to the 30,000,000 warrants by September 30, 2005; (ii) a registration statement to register all of the shares of Common Stock issued to Apix in connection with the exercise of the conversion option, if so exercised, by the earlier of (a) the maturity date or (b) the date that was thirty days after Apix delivered to the Company such notice of exercise of its conversion option. As of December 31, 2005, the registration statement had not been filed due to administrative error and it was subsequently extended with Apix February 2006 financing arrangement to May 31, 2006.

At February 14, 2006, with its inability to meet the pending loan maturity date and the status of the registration statement as noted above, the Company and Apix amended the original $3,000,000 loan agreement to: (i) extend the maturity date to May 18, 2006 with interest accruing at 10% per annum, (ii) increase the facility fee and the exit fee to $80,000 and $1,300,000, respectively, (iii) adjust the exercise price of the original 30,000,000 warrants from $0.10 to $0.06, and (iv) grant an additional 20,000,000 warrants with an exercise price of $0.06 with a ten year life term.

In addition, the Company and Apix entered into a new loan agreement with maturity date of May 18, 2006 to: (i) extend an additional $660,000 facility with interest accruing at 10% per annum, (ii) increase exit fee by $260,000, (iii) grant additional 11,800,000 warrants with an exercise price of $0.06 with a ten year life term.

The Apix August 2005 loan fees of $1,035,000 and February 2006 loan fees of $680,000 were amortized over the life of the loan at $5,150 per day and $7,837 per day, respectively, which approximated the interest rate method as disclosed in the following schedule:

	Total Fees		Interest Charged	Interest Method	Difference

August 2005		$1,035,000

Q3 2005			$257,462	$254,115	$3,347
Q4 2005			$473,731	$517,463	$(43,732)
Q1 2006	$		$303,807	$263,422	$40,385
			1,035,000	1,035,000	-

February 2006		$680,000

Q1 2006			$303,805	$338,119	$(34,314)
Q2 2006			$376,195	$341,881	$34,314
			$680,000	$680,000	$-

On May 18, 2006, the Company was not able to repay this Apix loan. The Company's failure to repay the principal and interest by the maturity date constituted an event of default pursuant to the loan agreement. To secure the repayment of principal and interest to Apix under the loan agreement, the Company entered into a (i) Security Agreement, (ii) Trademark Security Agreement, (iii) Patent Security Agreement, and (iv) Patent, Trademark and Copyright Security Agreement with Apix, granting Apix a first priority security interest in all of the Company's assets and intellectual property now owned or hereafter acquired. Apix's remedies upon default of the loan agreement include taking possession and selling the collateral, the occurrence of which would cause the Company to cease its operations indefinitely.

The Company has not received a notice of default from Apix, nor has Apix indicated to the Company that it intends to place the Company in default under the loan agreement. In addition to the $3,660,000 loaned to the Company by Apix through March of 2006, Apix has made additional advances in the amount of $1,575,000 through June 30, 2006 and $675,000 through August 10, 2006. The terms of these advances have not been finalized yet.

EXHIBIT F

Change in Fair Value of Derivative Instruments

  In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, the Company recognizes all derivatives on the balance sheet at fair value. For derivatives that are not designated as hedges under SFAS No. 133, changes in the fair values are recognized in earnings in the period of change.

In connection with the August loan financing with Apix, the Company issued warrants to purchase 30,000,000 shares of Common Stock for $0.10 per share. The warrants expire in 2015 and have been valued using the Black-Scholes pricing model. The Company has classified the warrants as a liability due to terms of the warrant agreement. The Company is required to mark these warrants to fair value in subsequent periods, with changes in the fair value recognized in current earnings under “other income (expense)” in the statement of operations. During fiscal 2005, the Company recorded $1.8 million to other income related to changes in fair value of these warrants, primarily due to the decrease in its stock price from August 28, 2005 to December 31, 2005. In future periods, changes in its stock price and interest rates could have a material impact on its net income (loss).